August 12, 2025

Alessandro Petruzzi
Chief Executive Officer
Terra Innovatum Global S.R.L.
Via Matteo Trenta 117
Lucca, Italy 55100

Gus Garcia
Chief Executive Officer
GSR III Acquisition Corp.
5900 Balcones Drive, Suite 100
Austin, TX 78731

       Re: Terra Innovatum Global S.R.L.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed August 1, 2025
           File No. 333-287271
Dear Alessandro Petruzzi and Gus Garcia:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 3 to Registration Statement on Form S-4 filed August 1, 2025
General

1. We note your response to prior comment 2. Given your disclosure on pages xxii and
       xxiii, it appears that the preferred shares may convert to ordinary shares at any time following closing. As such, please advise how you determined to not register the conversion in this registration statement. Please also revise to clarify whether the
 August 12, 2025
Page 2

       preferred shares will be issued to the same quotaholders and in the same proportion as the ordinary shares issued in the transaction. If not, explain to whom the preferred shares will be issued and in what proportion. Also disclose whether the agreement regarding preferred stock voting rights will remain in effect while the preferred stock remains outstanding.
       Please contact SiSi Cheng at 202-551-5004 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Rima Moawad
      Steven B. Stokdyk